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As filed with the Securities and Exchange Commission on October 30, 2015

Registration No. 333-206499

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
to
REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933

KfW
(Name of Registrant)

Federal Republic of Germany
(Guarantor and Co-Signatory)

Puglisi & Associates
850 Library Avenue
Suite 204
Newark, Delaware 19711
USA
(Name and Address of Authorized Agent in the United States)

Copies to:
KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main, Germany 011-49-69-4272-5200	MARK BROD, ESQ. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 1-212-455-2000

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

Debt Securities of KfW	$20,317,498,411		$20,317,498,411	$2,278,472.09

Guarantee of the Federal Republic	—		—

(1)
Represents a U.S. dollar amount and/or an equivalent amount in other currencies or in composite currencies, and/or amounts determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the issuer. Includes $15,000,000,000 aggregate principal amount of debt securities previously included on this registration statement and an additional $5,317,498,411 aggregate principal amount of debt securities newly included on this registration statement by means of this pre-effective amendment.

(2)
The proposed maximum offering price per unit will be determined from time to time by the registrant in connection with, and at the time of, the issuance by the registrant of securities registered hereunder.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(4)
A registration fee of $535,472.09 was previously paid in connection with the registration on the registrant's registration statement no. 333-192196 filed on November 8, 2013 of $4,157,392,037 aggregate principal amount of debt securities that remain unissued as of the date of filing of this pre-effective amendment. In accordance with Rule 457(p) under the Securities Act of 1933, the unissued debt securities are hereby deemed deregistered and the previously paid registration fee of $535,472.09 is being offset against the total registration fee due for the additional $5,317,498,411 aggregate principal amount of debt securities newly included on this registration statement by means of this pre-effective amendment.

         The debt securities covered by this registration statement are to be offered on a delayed or continuous basis pursuant to Releases No. 33-6240 and 33-6424 under the Securities Act of 1933.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        The registrant is filing a pre-effective amendment no. 1 to registration statement no. 333-206499 under Schedule B of the Securities Act of 1933 in order to include additional debt securities.

 SIGNATURE OF REGISTRANT

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant KfW has duly caused this amendment to registration statement no. 333-206499 to be signed on its behalf by the undersigned, thereunto duly authorized, in Frankfurt am Main, Federal Republic of Germany, on October 30, 2015.

KfW
By:	/s/ DR. GÜNTHER BRÄUNIG Dr. Günther Bräunig Member of the Executive Board

By:	/s/ HORST SEISSINGER Horst Seissinger First Vice President

 SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Federal Republic of Germany has duly caused this amendment to registration statement no. 333-206499 to be signed on its behalf by the undersigned, thereunto duly authorized, in Berlin, Federal Republic of Germany, on October 30, 2015.

The Federal Republic of Germany
By:	/s/ CHRISTOF HARZER Christof Harzer Ministerialrat (Head of Division)

 SIGNATURE OF AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of the Securities Act of 1933, as amended, Puglisi & Associates, the duly authorized representative of KfW and of the Federal Republic of Germany in the United States, has duly caused this amendment to registration statement no. 333-206499 to be signed on its behalf by the undersigned, thereunto duly authorized, in Newark, Delaware on October 30, 2015.

Puglisi & Associates
By:	/s/ DONALD J. PUGLISI Donald J. Puglisi Managing Director Authorized Representative

 Exhibits

1.1	Form of Subscription Agreement for U.S. Dollar or Canadian Dollar-Denominated Global Notes, including Forms of Global Certificates (incorporated by reference to Exhibit 1.1 of the Registration Statement No. 333-156316 filed on December 19, 2008)
1.2
Form of Subscription Agreement for Euro-Denominated Global Bonds Represented by One Global Certificate, including Forms of Global Certificates (incorporated by reference to Exhibit 1.2 of the Registration Statement No. 333-181385 filed on May 14, 2012)
1.3
Form of Subscription Agreement for Euro-Denominated Global Bonds Represented by Two Global Certificates, including Forms of Global Certificates (incorporated by reference to Exhibit 1.2 of the Registration Statement No. 333-156316 filed on December 19, 2008)
1.4
Form of Subscription Agreement for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates, including Forms of Global Certificates (incorporated by reference to Exhibit 1.3 of the Registration Statement No. 333-156316 filed on December 19, 2008)
1.5
Form of Subscription Agreement for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by One Global Certificate, including Forms of Global Certificates (incorporated by reference to Exhibit 1.4 of the Registration Statement No. 333-156316 filed on December 19, 2008)
1.6	Form of Distribution Agreement for Medium-Term-Notes (incorporated by reference to Exhibit 1.5 of the Registration Statement No. 333-156316 filed on December 19, 2008)
3.1	Law Concerning KfW (English language translation) (incorporated by reference to Exhibit 3.1 of the Registration Statement No. 333-192196 filed on November 8, 2013)
3.2
By-laws of KfW (English language translation) (incorporated by reference to Exhibit (h) to KfW's Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as subsequently amended by Amendment No. 2 on Form 18-K/A filed on November 7, 2014)
4.1
Amended and Restated Agency Agreement for Global Notes, dated December 22, 2010, among KfW, Deutsche Bank Aktiengesellschaft and Deutsche Bank Trust Company Americas including the Forms of Global Certificates for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Global Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates (incorporated by reference to Exhibit (h) to KfW's Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as subsequently amended by Amendment No. 3 on Form 18-K/A filed on December 30, 2010)
4.2
Amended and Restated Agency Agreement for Global Notes, dated December 15, 2006, among KfW, Deutsche Bank Aktiengesellschaft and Deutsche Bank Trust Company Americas, including the Form of Global Certificate for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by One Global Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement No. 333-139448 filed on December 18, 2006)
4.3
Agency Agreement for Global Notes, dated May 16, 2011, among KfW, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Global Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates (incorporated by reference to Exhibit 4.3 of the Registration Statement No. 333-174268 filed on May 17, 2011)
4.4
Agency Rules Relating to Global Bonds Denominated in Euro, Global Notes Denominated in U.S. Dollars, Canadian Dollars and in Other Currencies, dated May 14, 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement No. 333-181385 filed on May 14, 2012)

4.5	Form of Fiscal Agency Agreement for Medium-Term Notes, including the Form of Global Certificates for Fixed Rate Medium-Term Notes and the Form of Global Certificate for Floating Rate Medium-Term Notes (incorporated by reference to Exhibit 4.3 of the Registration Statement No. 333-156316 filed on December 19, 2008)
4.6	Forms of Global Certificates for U.S. Dollar-Denominated Global Notes (included in Exhibit 4.1)
4.7	Forms of Global Certificates for Canadian Dollar-Denominated Global Notes (included in Exhibit 4.1)
4.8	Forms of Global Certificates for Euro-Denominated Global Bonds Represented by One Global Certificate (included in Exhibit 1.2)
4.9	Forms of Global Certificates for Euro-Denominated Global Bonds Represented by Two Global Certificates (included in Exhibit 4.1)
4.10	Forms of Global Certificates for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates (included in Exhibit 4.1)
4.11	Forms of Global Certificates for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by One Global Certificate (included in Exhibit 1.5)
5.1	Opinion (including consent) of Claus Stadler, Esq., Deputy General Counsel and First Vice President of KfW, in respect of the legality of the Global Notes*
5.2	Opinion (including consent) of Claus Stadler, Esq., Deputy General Counsel and First Vice President of KfW, in respect of the legality of the Medium-Term Notes*
5.3	Opinion (including consent) of Claus Stadler, Esq., Deputy General Counsel and First Vice President of KfW, in respect of the Guarantee of the Federal Republic*
8.1	Opinion (including consent) of Sullivan & Cromwell LLP, U.S. Counsel to KfW, in respect of specified United States federal income tax matters*
23.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft*
23.2	Consent of Christof Harzer, Ministerialrat (Head of Division)*

*
Previously filed with the Registration Statement No. 333-206499 filed on August 21, 2015.

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EXPLANATORY NOTE
SIGNATURE OF REGISTRANT
SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY
SIGNATURE OF AUTHORIZED REPRESENTATIVE
Exhibits